Filed by Lions Gate Entertainment Corp.

Form S-4 File No.:  333-212792

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

August 4, 2016

The following press release was released on August 4, 2016.

LIONSGATE REPORTS RESULTS FOR FIRST QUARTER FISCAL 2017

Revenue Increases 35% to $553.6 Million; Adjusted EBITDA is $40.7 Million; Net Income

Attributable to Lionsgate Shareholders is $1.3 Million or Basic EPS of $0.01

Television Production Revenues Increase 43%; Motion Picture Group Revenues Grow 32%

Filmed Entertainment Backlog Exceeds Record $1.5 Billion

SANTA MONICA, CA and VANCOUVER, BC, August 4, 2016 – Lionsgate (NYSE: LGF) today reported revenue of $553.6 million, adjusted EBITDA of $40.7 million, adjusted net income attributable to Lionsgate shareholders of $29.5 million or adjusted basic EPS of $0.20, and net income attributable to Lionsgate shareholders of $1.3 million or basic EPS of $0.01 for the first quarter of fiscal 2017 (quarter ended June 30, 2016).

“In addition to a very solid performance across all of our businesses, the most significant development in the quarter was our agreement to acquire Starz,” said Lionsgate Chief Executive Officer Jon Feltheimer.  “Upon closing, it will be the largest and most transformative transaction in our history. The combination will accelerate the growth and diversification of both companies, deepening our portfolio of content, expanding our access to distribution, streamlining our pathways to the consumer and unlocking enormous opportunities for future growth.”

Strong Revenue Gains in Television and Film

Revenue of $553.6 million for the quarter grew 35% from the prior-year quarter driven by strong gains in Television Production revenue as well as revenue gains in all categories of the Motion Pictures segment.

Increased Television Production revenue was led by strong growth in domestic television series licensing and inclusion of $27.3 million in revenue from Pilgrim Media Group which more than offset declines from international television sales and home entertainment revenue from television programming. Domestic television series episodes and hours delivered in the quarter more than tripled those of the prior-year quarter.

Net income attributable to Lionsgate shareholders for the quarter of $1.3 million or basic EPS of $0.01 on 147.2 million weighted average number of common shares outstanding compared to net income attributable to Lionsgate shareholders of $40.7 million or basic EPS of $0.28 on 147.6 million weighted average number of common shares outstanding during the prior year quarter.

Adjusted EBITDA of $40.7 million for the quarter compared to adjusted EBITDA of $71.0 million in the prior year quarter.  Adjusted net income attributable to Lionsgate shareholders of $29.5 million or adjusted basic EPS of $0.20 for the quarter compared to adjusted net income attributable to Lionsgate shareholders of $49.3 million or adjusted basic EPS of $0.33 in the prior year quarter.

Declines in adjusted EBITDA and EPS were attributable in part to higher marketing and distribution costs for a theatrical slate that included two wide releases in the quarter compared to no wide theatrical releases with associated marketing costs in the prior year quarter. Increased G&A in the quarter was due in part to one-time professional fees and other costs associated with Lionsgate’s agreement to acquire Starz.

Overall Motion Picture segment revenue was $362.5 million in the quarter compared to $275.4 million in the prior year quarter. Theatrical revenue more than doubled in the quarter to $47.2 million due to a larger wide release slate than in the prior year quarter. Television revenues from the Motion Picture segment increased 10% to $53.3 million. Lionsgate’s home entertainment revenue from motion picture and television production for the quarter was $150.3 million, a 16% increase from the prior year quarter, reflecting four wide theatrical releases compared to two wide theatrical releases in the prior year quarter.

International Motion Picture segment revenue increased 34% to $113.8 million in the quarter driven by the international box office performance of Now You See Me 2, which has already grossed more than $300 million at the global box office, and the continued performance of the fiscal 2016 releases Gods of Egypt, The Divergent Series: Allegiant, and The Hunger Games: Mockingjay—Part 2 as well as the Lionsgate UK release of Eddie the Eagle.

64 Episodes and 49 Hours of Domestic Television Series Delivered in the Quarter

The Television Production segment continued its strong performance. In the quarter, 64 episodes and 49 hours of domestic television series were delivered, led by Greenleaf, a breakout success in its debut season on OWN, Monica the Medium, Casual, Feed the Beast, Graves, Guilt and Nashville as well as the game and talk shows Family Feud, The Wendy Williams Show and Celebrity Name Game and the reality series The Ultimate Fighter and Street Outlaws from Pilgrim Media Group. International television revenue for the quarter declined compared to the prior year quarter that included revenue from Orange is the New Black’s international licensing deal with Netflix.

Lionsgate’s filmed entertainment backlog, or already contracted future revenue not yet recorded, exceeded a record $1.5 billion at June 30, 2016.

During the quarter, the Company declared a quarterly cash dividend of $0.09 per common share payable on August 5, 2016 to shareholders of record as of June 30, 2016.

Lionsgate senior management will hold its analyst and investor conference call to discuss its first quarter fiscal 2017 financial results at 5:00 PM ET/2:00 PM PT today, Thursday, August 4.  Interested parties may participate live in the conference call by calling 1-800-230-1092 (612-288-0340 outside the U.S. and Canada).  A full digital replay will be available from Friday, August 5, through Friday, August 12, by dialing 1-800-475-6701 (320-365-3844 outside the U.S. and Canada) and using access code 398706.

ABOUT LIONSGATE

Lionsgate is a premier next generation global content leader with a diversified presence in motion picture production and distribution, television programming and syndication, home entertainment, international distribution and sales, branded channel platforms, interactive ventures and games, and location-based entertainment.  The Company has nearly 80 television shows on 40 different networks spanning its primetime production, distribution and syndication businesses.  These include the ground-breaking hit series Orange is the New Black, the fan favorite drama series Nashville, the syndication success The Wendy Williams Show, the breakout series The Royals and the Golden Globe-nominated dramedy Casual.

The Company’s feature film business spans eight labels and includes the blockbuster Hunger Games franchise, the Now You See Me, Divergent and John Wick series, Sicario, The Age of Adaline, Roadside Attractions' Love & Mercy and Mr. Holmes, Codeblack Films’ Addicted and breakout concert film Kevin Hart: Let Me Explain and Pantelion Films’ Instructions Not Included, the highest-grossing Spanish-language film ever released in the U.S.

Lionsgate's home entertainment business is an industry leader in box office-to-DVD and box office-to-VOD revenue conversion rates.  Lionsgate handles a prestigious and prolific library of approximately 16,000 motion picture and television titles that is an important source of recurring revenue and serves as a foundation for the

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growth of the Company's core businesses. The Lionsgate and Summit brands remain synonymous with original, daring, quality entertainment in markets around the world. www.lionsgate.com

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For further information, Investors should contact:

James Marsh

310-255-3651

jmarsh@lionsgate.com

For Media inquiries, please contact:

Peter Wilkes

310-255-3726

pwilkes@lionsgate.com

The matters discussed in this press release include forward-looking statements, including those regarding the performance of future fiscal years.  Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films and television series, budget overruns, limitations imposed by our credit facility and notes, unpredictability of the commercial success of our motion pictures and television programming, the cost of defending our intellectual property, difficulties in integrating acquired businesses, risks related to our acquisition strategy and integration of acquired businesses, including our proposed acquisition of Starz, the effects of disposition of businesses or assets, technological changes and other trends affecting the entertainment industry, and the risk factors as set forth in Lionsgate’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2016, which risk factors are incorporated herein by reference.  The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

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LIONS GATE ENTERTAINMENT CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2016	March 31, 2016
	(Amounts in thousands, except share amounts)
ASSETS
Cash and cash equivalents	$69,897	$57,742
Restricted cash	10,801	2,906
Accounts receivable, net of reserves for returns and allowances of $42,218 (March 31, 2016 - $51,809) and provision for doubtful accounts of $5,939 (March 31, 2016 - $6,014)	899,721	1,049,289
Investment in films and television programs, net	1,429,279	1,478,296
Property and equipment, net	42,815	43,384
Investments	493,139	464,346
Goodwill	534,780	534,780
Other assets	67,965	69,075
Deferred tax assets	166,863	134,421
Total assets	$3,715,260	$3,834,239
LIABILITIES
Senior revolving credit facility	$220,970	$156,136
5.25% Senior Notes	221,240	220,796
Term Loan	388,701	388,207
Accounts payable and accrued liabilities	288,806	377,698
Participations and residuals	650,698	607,358
Film obligations and production loans	560,877	715,018
Convertible senior subordinated notes	100,555	99,984
Deferred revenue	321,566	328,244
Total liabilities	2,753,413	2,893,441
Commitments and contingencies
Redeemable noncontrolling interest	91,776	90,525
SHAREHOLDERS’ EQUITY
Common shares, no par value, 500,000,000 shares authorized, 147,638,816 shares issued (March 31, 2016 - 146,785,940 shares)	903,207	885,800
Retained earnings	—	7,584
Accumulated other comprehensive loss	(33,136)	(43,111)
Total shareholders’ equity	870,071	850,273
Total liabilities and shareholders’ equity	$3,715,260	$3,834,239

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LIONS GATE ENTERTAINMENT CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	June 30,
	2016	2015
	(Amounts in thousands, except per share amounts)
Revenues	$553,575	$408,941
Expenses:
Direct operating	366,276	230,310
Distribution and marketing	125,039	71,924
General and administration	78,667	60,712
Depreciation and amortization	5,616	1,830
Total expenses	575,598	364,776
Operating income (loss)	(22,023)	44,165
Other expenses (income):
Interest expense
Cash interest	12,892	10,371
Amortization of debt discount and deferred financing costs	2,342	2,254
Total interest expense	15,234	12,625
Interest and other income	(949)	(600)
Total other expenses, net	14,285	12,025
Income (loss) before equity interests and income taxes	(36,308)	32,140
Equity interests income	10,846	11,388
Income (loss) before income taxes	(25,462)	43,528
Income tax provision (benefit)	(26,302)	2,844
Net income	840	40,684
Less: Net loss attributable to noncontrolling interest	414	—
Net income attributable to Lions Gate Entertainment Corp. shareholders	$1,254	$40,684

Per share information attributable to Lions Gate Entertainment Corp. shareholders:
Basic net income per common share	$0.01	$0.28
Diluted net income per common share	$0.01	$0.26

Weighted average number of common shares outstanding:
Basic	147,215	147,619
Diluted	149,611	157,498

Dividends declared per common share	$0.09	$0.07

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LIONS GATE ENTERTAINMENT CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	June 30,
	2016	2015
	(Amounts in thousands)
Operating Activities:
Net income	$840	$40,684
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,616	1,830
Amortization of films and television programs	292,394	160,419
Amortization of debt discount and deferred financing costs	2,342	2,254
Non-cash share-based compensation	21,731	16,591
Other non-cash items	1,250	—
Equity interests income	(10,846)	(11,388)
Deferred income taxes	(30,720)	791
Changes in operating assets and liabilities:
Restricted cash	(7,895)	—
Accounts receivable, net	145,962	134,173
Investment in films and television programs	(250,011)	(315,861)
Other assets	702	(2,514)
Accounts payable and accrued liabilities	(70,861)	(95,336)
Participations and residuals	43,590	29,916
Film obligations	5,518	(9,218)
Deferred revenue	(6,523)	16,776
Net Cash Flows Provided By (Used In) Operating Activities	143,089	(30,883)
Investing Activities:
Investment in equity method investees	(4,172)	(800)
Purchases of property and equipment	(2,906)	(3,248)
Net Cash Flows Used In Investing Activities	(7,078)	(4,048)
Financing Activities:
Senior revolving credit facility - borrowings	185,000	—
Senior revolving credit facility - repayments	(121,000)	—
Term Loan - borrowings, net of deferred financing costs of $616 in 2015	—	24,384
Convertible senior subordinated notes - repurchases	—	(5)
Production loans - borrowings	63,263	203,087
Production loans - repayments	(222,730)	(74,276)
Dividends paid	(13,210)	(10,187)
Distributions from noncontrolling interest	(2,159)	—
Excess tax benefits on equity-based compensation awards	—	45
Exercise of stock options	423	3,118
Tax withholding required on equity awards	(13,752)	(16,082)
Net Cash Flows Provided By (Used In) Financing Activities	(124,165)	130,084
Net Change In Cash And Cash Equivalents	11,846	95,153
Foreign Exchange Effects on Cash	309	(1,300)
Cash and Cash Equivalents - Beginning Of Period	57,742	102,697
Cash and Cash Equivalents - End Of Period	$69,897	$196,550

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LIONS GATE ENTERTAINMENT CORP.

USE OF NON-GAAP FINANCIAL MEASURES

This earnings release presents EBITDA, Adjusted EBITDA, free cash flow, adjusted net income attributable to Lions Gate Entertainment Corp. (the "Company," "we," "us" or "our") shareholders, and adjusted earnings per share, all of which are important financial measures for the Company but are not financial measures defined by generally accepted accounting principles ("GAAP").

These measures are non-GAAP financial measures as defined in Regulation G promulgated by the Securities and Exchange Commission (the "SEC") and are in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with United States (“U.S.”) GAAP.

We believe these non-GAAP measures to be meaningful indicators of our performance that provide useful information to investors regarding our financial condition and results of operations and cash flows before non-operating items. These non-GAAP measures are commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance. However, not all companies calculate these measures in the same manner and the measures as presented may not be comparable to similarly titled measures presented by other companies.

These measures should be reviewed in conjunction with the relevant GAAP financial measures and are not presented as alternative measures of operating income, cash flow, net income, or earnings (loss) per share as determined in accordance with GAAP. Definitions and reconciliations of the adjusted metrics utilized to their corresponding GAAP metrics are provided below.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, income tax provision or benefit, and depreciation and amortization.

Adjusted EBITDA represents EBITDA as defined above adjusted for stock-based compensation, purchase accounting and related adjustments, restructuring and other items, non-cash imputed interest charge, start-up losses of new business initiatives, and backstopped prints and advertising expense.

Free Cash Flow

Free cash flow is defined as net cash flows provided by (used in) operating activities, less purchases of property and equipment, plus or minus the net increase or decrease in production loans, and plus or minus excess tax benefits on equity-based compensation awards if applicable. The adjustment for the production loans is made because the GAAP based cash flows from operations reflects a non-cash reduction of cash flows for the cost of films and television programs associated with production loans prior to the time the Company actually pays for the film or television program. The Company believes that it is more meaningful to reflect the impact of the payment for these films and television programs in its free cash flow when the payments are actually made.

Adjusted Net Income Attributable to Lions Gate Entertainment Corp. Shareholders, and Adjusted Earnings Per Share

Adjusted net income attributable to Lions Gate Entertainment Corp. shareholders is defined as net income attributable to Lions Gate Entertainment Corp. shareholders, adjusted for stock-based compensation, purchase accounting and related adjustments, restructuring and other items, non-cash imputed interest charge net of related interest income, start-up losses of new business initiatives, and backstopped prints and advertising expense, net of taxes at the applicable statutory rate and net of the amounts attributable to noncontrolling interest.

Adjusted earnings per share is defined as adjusted net income attributable to Lions Gate Entertainment Corp. shareholders per weighted average shares outstanding.

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LIONS GATE ENTERTAINMENT CORP.

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three Months Ended
	June 30,
	2016	2015
	(Amounts in thousands)
Net income	$840	$40,684
Depreciation and amortization	5,616	1,830
Interest, net	14,285	12,025
Income tax provision (benefit)	(26,302)	2,844
EBITDA	$(5,561)	$57,383

Stock-based compensation	22,180	16,879
Restructuring and other items(1)	7,431	—
Non-cash imputed interest charge(2)	621	—
Purchase accounting and related adjustments(3)	5,554	—
Start-up losses of new business initiatives(4)	10,376	714
Backstopped prints and advertising expense(5)	144	(3,934)
Adjusted EBITDA	$40,745	$71,042

(1)	Restructuring and other items includes restructuring and severance costs, certain transaction related costs, and certain unusual items, when applicable, included in general and administrative expense. Amounts in the three months ended June 30, 2016 primarily represent professional fees associated with the proposed merger with Starz.

(2)	Non-cash imputed interest charge represents a charge associated with the interest cost of long-term accounts receivable for Television Production licensed product that become due beyond one-year.

(3)	Purchase accounting and related adjustments represent the incremental amortization expense associated with the non-cash fair value adjustments on television assets of $4.3 million included in direct operating expense resulting from the application of purchase accounting and the charge of $1.3 million included in general and administrative expense related to the accretion of the noncontrolling interest discount.

(4)	Start-up losses of new business initiatives represent losses associated with the Company's direct to consumer initiatives including its subscription video-on-demand platforms and Atom Tickets, the first-of-its-kind theatrical mobile ticketing platform and app. For the three months ended June 30, 2016, $6.8 million represents the negative gross contribution (i.e., revenue less direct operating and distribution and marketing expenses) of the consolidated business, $2.7 million is included in the Company's consolidated general and administrative expense and $0.8 million is included in equity interests income. For the three months ended June 30, 2015, $0.7 million is included in equity interests income.

(5)	Backstopped prints and advertising expense ("P&A") represents the amount of theatrical marketing expense for third party titles that the Company funded and expensed for which a third party provides a first dollar loss guarantee (subject to a cap) that such expense will be recouped from the performance of the film (which results in minimal risk of loss to the Company). The amount represents the P&A expense incurred and expensed net of the impact of expensing the P&A cost over the revenue streams similar to a participation expense (i.e., the P&A under these arrangements are being expensed similar to a participation cost for purposes of the adjusted measure).

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LIONS GATE ENTERTAINMENT CORP.

RECONCILIATION OF FREE CASH FLOW TO

NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES

	Three Months Ended
	June 30,
	2016	2015
	(Amounts in thousands)
Net Cash Flows Provided By (Used In) Operating Activities	$143,089	$(30,883)
Purchases of property and equipment	(2,906)	(3,248)
Net borrowings under and (repayment) of production loans	(159,467)	128,811
Excess tax benefits on equity-based compensation awards	—	45
Free Cash Flow, as defined	$(19,284)	$94,725

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LIONS GATE ENTERTAINMENT CORP.

RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LIONS GATE ENTERTAINMENT CORP. SHAREHOLDERS, AND BASIC AND DILUTED EPS TO ADJUSTED NET INCOME ATTRIBUTABLE TO LIONS GATE ENTERTAINMENT CORP. SHAREHOLDERS, AND ADJUSTED BASIC AND DILUTED EPS

	Three Months Ended June 30, 2016
	(Amounts in thousands, except per share amounts)
	Income (loss) before income taxes	Net income (1)	Net income attributable to Lions Gate Entertainment Corp. shareholders (2)	Basic EPS*	Diluted EPS*
As reported	$(25,462)	$840	$1,254	$0.01	$0.01
Stock-based compensation	22,180	14,084	14,084	0.10	0.10
Restructuring and other items(3)	7,431	4,730	4,730	0.03	0.03
Non-cash imputed interest charge(4)	(141)	(90)	(90)	—	—
Purchase accounting and related adjustments(5)	6,368	4,915	2,527	0.02	0.02
Start-up losses of new business initiatives(6)	10,934	6,943	6,943	0.05	0.04
Backstopped prints and advertising expense	144	91	91	—	—
As adjusted for items above	$21,454	$31,513	$29,539	$0.20	$0.19

	Three Months Ended June 30, 2015
	(Amounts in thousands, except per share amounts)
	Income before income taxes	Net income (1)	Net income attributable to Lions Gate Entertainment Corp. shareholders (2)	Basic EPS*	Diluted EPS*
As reported	$43,528	$40,684	$40,684	$0.28	$0.26
Stock-based compensation	16,879	10,689	10,689	0.07	0.07
Start-up losses of new business initiatives(6)	714	460	460	—	—
Backstopped prints and advertising expense	(3,934)	(2,491)	(2,491)	(0.02)	(0.02)
As adjusted for items above	$57,187	$49,342	$49,342	$0.33	$0.32

* Basic and Diluted EPS amounts may not add precisely due to rounding

(1)	Represents amounts net of the tax impact calculated using the statutory tax rate applicable to each adjustment.

(2)	Represents the net income amount adjusted for the portion attributable to noncontrolling interest, if any.

(3)	Restructuring and other items include amounts presented in Adjusted EBITDA.

(4)	Represents the non-cash imputed interest charge presented in Adjusted EBITDA net of the related interest income. The amount is a deduction from net income because the interest income exceeded the charge in the quarter.

(5)	Purchase accounting and related adjustments include amounts presented in Adjusted EBITDA, plus $0.8 million of incremental depreciation and amortization expense associated with the non-cash fair value adjustments to property and equipment and intangible assets resulting from the application of purchase accounting related to the acquisition of Pilgrim Studios.

(6)	Start-up losses of new business initiatives include amounts presented in Adjusted EBITDA, plus $0.6 million for the depreciation expense associated with these entities for the three months ended June 30, 2016.

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Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lionsgate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lionsgate’s or Starz’s motion pictures and television programming; risks related to Lionsgate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lionsgate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lionsgate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect

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future results of Lionsgate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lionsgate’s Annual Report on Form 10-K for the year ended March 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lionsgate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lionsgate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2016 and June 30, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lionsgate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lionsgate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the Joint Proxy Statement included therein is in preliminary form. The proposed transaction involving Lionsgate and Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

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